Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-216692, No. 333-134566 and No. 333-164014) of Spectrum Pharmaceuticals, Inc. of our report dated June 29, 2021, with respect to the statement of net assets available for benefits as of December 31, 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes, and the supplemental schedules of Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 and Schedule H, Part IV, line 4a - Schedule of Delinquent Participant Contributions as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 11-K of the Spectrum Pharmaceuticals, Inc. 401(k) Plan.

/s/ RubinBrown LLP
Las Vegas, Nevada
June 29, 2021